FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September, 2023

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

PUBLICLY-HELD COMPANY WITH AUTHORIZED CAPITAL

CNPJ/MF No. 47.508.411/0001-56

NIRE 35.300.089.901

MINUTE OF THE MEETING OF THE BOARD OF DIRECTORS HELD ON

SEPTEMBER 19, 2023

1.               DATE, TIME AND PLACE: September 19, 2023, at 5.00 p.m., at the head offices of Companhia Brasileira de Distribuição (“Company”), at Avenida Brigadeiro Luís Antônio, No. 3.142, City and State of São Paulo.

2.               CONDUCTION OF THE MEETING: Chairman: Mr. Arnaud Daniel Charles Walter Joachim Strasser; Secretary: Mrs. Aline Pacheco Pelucio.

3.               CALL TO ORDER AND ATTENDANCE: The call was waived pursuant to paragraphs first and second of article 15 of the Company’s Bylaws and articles 7 and 8 of the Internal Regulation of the Company’s Board of Directors. All of the members of the Company’s Board of Directors attended the meeting, namely, Mrs. Arnaud Daniel Charles Walter Joachim Strasser, Jean-Charles Henri Naouri, Marcelo Pimentel, Christophe Hidalgo, Eleazar de Carvalho Filho, Hervé Daudin, Luiz Augusto de Castro Neves e Renan Bergmann.

4.               AGENDA: Analysis and deliberation of the Director’s proposal to be submitted for resolution by the Shareholders at an Extraordinary General Meeting to be held on October 19, 2023 (“EGM”).

5.               RESOLUTIONS: Starting the works, the members of the Board of Directors unanimously and without reservations approved the Management Proposal to be submitted for resolution in the EGM, that shall decide on the adjustment of the value of the capital reduction approved at the Company's Extraordinary General Meeting held on February 14th, 2023, to the book value of the Company’s participation in Almacenes Éxito S.A. distributed to the Company's shareholders based on the Company's balance sheet of July 31th, 2023, corresponding to six billion, six hundred and fifty nine million, three hundred and one thousand, eight hundred and six reais and sixty centavos (R$ 6,659,301,806.60) and other matters, according to Schedule I of these minutes.

6.               APPROVAL AND EXECUTION OF THE MINUTES: With nothing further to discuss, the meeting was suspended for drafting of these minutes. When the meeting was reopened, these minutes were read, approved and executed by all those who attended the meeting. São Paulo, September 19, 2023. Conduction of the Meeting: Mr. Arnaud Daniel Charles Walter Joachim Strasser; Secretary: Mrs. Aline Pacheco Pelucio. Attending Members of the Board of Directors: Mrs. Arnaud Daniel Charles Walter Joachim Strasser, Jean-Charles Henri Naouri, Marcelo Pimentel, Christophe Hidalgo, Eleazar de Carvalho Filho, Hervé Daudin, Luiz Augusto de Castro Neves e Renan Bergmann.

I hereby declare that these minutes are a true copy of the minutes recorded in the Book of Registry of Minutes of Meetings of the Company’s Board of Directors.

Aline Pacheco Pelucio

Secretary

SCHEDULE I

Companhia Brasileira de Distribuição

CNPJ/MF 47.508.411/0001-56

NIRE 35.300.089.901

Management Proposal and Participation Manual for the Extraordinary General Meeting to be held on October 19, 2023.

São Paulo, September 19, 2023.

TABLE OF CONTENTS

1. INTRODUCTION	2
2. Shareholder participation	3
2.1. Participation In The Meeting Via Electronic System	3
2.2. Participation Via Remote Voting Ballot	5
3. MANAGEMENT PROPOSAL	7
I. Adjustment of the Corporate Capital Reduction approved in February 14th, 2023	7
II. Improvement of the Company’s corporate object	8
III. Adjustment of the approval limits of operations by the Board of Directors	9
IV. Consolidation of the Company’s bylaws	9
V. Rerratification of the annual remunaration of the Board of Directors and Board of Officers for the year of 2022	9
4. corporate approvals	10
Schedule I	11
Schedule II	13
Schedule III	19

1.               INTRODUCTION

Dear Shareholders,

The management of Companhia Brasileira de Distribuição (“Company” or “GPA”) hereby presents information about the matters to be resolved by proposal of the Management at the Company’s Extraordinary General Meeting (“Meeting”) to be held exclusively digitally, including for voting purposes, on October 19, 2023, at 3.00 p.m., pursuant to the Brazilian Securities Commission (“CVM”) Resolution No. 81, of March 29, 2022, as amended (“CVM Resolution 81”), as well as the explanations required for the participation of Shareholders.

The Company has prepared this Management Proposal and Participation Manual to the Meeting (“Proposal”) in compliance with good corporate governance and transparency practices, aiming to guide and clarify all its Shareholders about the matters that will be resolved, being its Investor Relations Department at disposal to clarify any additional questions.

At the Meeting, the following matters on the agenda will be resolved:

I.	Adjustment of the value of the capital reduction approved at the Company's Extraordinary General Meeting held on February 14th, 2023, to the book value of the Company’s participation in Almacenes Éxito S.A. distributed to the Company's shareholders based on the Company's balance sheet of July 31th, 2023, corresponding to six billion, six hundred and fifty nine million, three hundred and one thousand, eight hundred and six reais and sixty centavos (R$ 6,659,301,806.60);

II.	Amendment of Article 2 of the Company's Bylaws and its paragraph 1st, in order to improve and detail the wording of the Company's corporate object and certain activities carried out by it;

III.	Modification of comma “o” of article 17 of the Company’s Bylaws, to adjust the limit value of the operations mentioned therein to be approved by the Board of Directors;

IV.	Consolidation of the Company's Bylaws to reflect the amendments proposed above; and

V.	Re-ratification of the remuneration of the members of the Company's Board of Officers and Board of Directors for the fiscal year ended on December 31th, 2022.

The Management’s proposals on the items for the Meeting, as well as information on each of the matters, are detailed in item 3 of this Proposal.

São Paulo, September 19, 2023.

The Management

Companhia Brasileira de Distribuição

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2.	SHAREHOLDERS’ PARTICIPATION

As per the guidelines below, the Company will admit the participation of Shareholders by: (i) voting via electronic system during the Meeting; or (ii) sending a Remote Voting Ballot, which is available on the Company’s Investor Relations website (www. gpari.com.br) and on the websites of the CVM (www.cvm.gov.br) and B3 S.A. - Brasil, Bolsa, Balcão (“B3”) (www.b3.com.br), and may be sent through their respective custodian agents (if they provide this type of service), of Itaú Corretora de Valores S.A., which is the Company’s bookkeeping agent (“Bookkeeping Agent”) or directly to the Company by email, as indicated below (“Remote Voting Ballot”).

The Shareholder who participates in the Meeting through the digital platform will be deemed present and signing of the minutes and the Shareholders’ attendance book.

2.1.	Participation in the Meeting via electronic system

The Meeting will be held exclusively digitally. Shareholders or proxies/representatives who wish to participate in the Meeting through the digital platform must access the website https://www.tenmeetings.com.br/assembleia/portal/?id=3006C9FF0791, complete their registration and attach all documents necessary for their qualification to participate and/or vote at the Meeting, as indicated below, at least two (2) days prior to the date designated for the holding of the Meeting, that is, until October 17, 2023. Once the registration of the Shareholder is duly approved by the Company, the Shareholder will receive an individual login and password to access the platform using its e-mails.

The Proxy/representative must register with its data in the electronic address indicated above. After its registration is duly approved by the Company, he/she must, through the same link, indicate each Shareholder he/she will represent and attach all the documents indicated below. The proxy will receive an individual email regarding the qualification status of each registered Shareholder and will provide, if necessary, the complementation of the documents. The proxy that may represent more than one Shareholder will only be able to vote at the Meeting for the Shareholders whose qualification has been confirmed by the Company.

The following documents must be submitted by the Shareholders and/or their proxies/representatives, as the case may be, through the digital platform at the electronic address indicated above:

(a)	updated statement containing the respective shareholding, issued by the custodian agency;

(b)	For individuals: identity document with a photo of the Shareholder;

(c)	For legal entities: (i) Consolidated by-laws or articles of association of the Company, as the case may be, and the corporate documents that prove the legal representation of the Shareholder; and (ii) identity document with a photo of the proxy/legal representative;

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(d)	For investment funds: (i) consolidated by-laws of the fund; (ii) by-laws or articles of association of its administrator or manager, as the case may be, with due regard for the fund’s voting policy and corporate documents that evidence the powers of representation; and (iii) identity document with a photo of the attorney/legal representative; and

(e)	if any of the Shareholders indicated in items (b) to (d) above is represented by proxy, in addition to the respective documents indicated above, the Shareholder must submit (i) a power of attorney with specific powers for representation at the Meeting; (ii) identity documents of the attorney-in-fact present, as well as, in the case of a legal entity or fund, copies of the identity document and minutes of election of the legal representative(s) who signed the power of attorney that prove the powers of representation. For this Meeting, the Company will accept powers of attorney granted by Shareholders by electronic means, signed preferably with ICP-Brazil certification.

In order to ensure the participation of Shareholders, the Company will not require certified copies or notarization of documents issued and signed within Brazilian territory or the notarization, legalization/apostille and registration at the Office of Deeds and Documents in Brazil of those signed outside the country.

Furthermore, the Company will not require a sworn translation of documents that have been originally drawn up in Portuguese, French, English or Spanish languages, or that are accompanied by the respective translation into these languages, and it will be required in any other cases.

The following identity documents will be accepted, provided they have a valid photo RG, RNE, CNH, passport or officially recognized professional class cards.

Once the regularity of the proxy documents submitted under the terms above has been verified, after the qualification has been confirmed by the Company, the information and instructions for accessing the digital platform will be sent by email to each Shareholder (or their respective proxy/representative, as the case may be) who has duly registered, including, but not limited to, the login and individual access password, which will authorize only a single access to the Meeting.

Such information and guidance will be sent exclusively to the email address informed in the registration.

If the Shareholder (or the respective proxy/representative, as the case may be) has not received the aforementioned instructions, he/she must contact the Company via email at societario@multivarejogpa.com.br, with a copy to gpa.ri@gpabr.com, and no later than two (2) hours before the Meeting's starting time, so that the instructions may be forwarded to him/her.

If it is necessary to complement the documents and/or provide additional clarifications in relation to the documents sent for registration purposes, the Company will contact the Shareholder (or his/her respective proxy/representative, as the case may be) to request such document complementation and/or additional clarifications in sufficient time to enable the information and

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guidelines for accessing the digital platform to be sent within the period referred to above.

Accredited Shareholders or proxies/representatives, as the case may be, undertake: (i) to use the individual invitations solely and exclusively for the remote monitoring of the Meeting; (ii) not to transfer or disclose, in whole or in part, the individual invitations to any third party, Shareholder or not, and the invitation is non-transferable; and (iii) not to record or reproduce, in whole or in part, nor transfer, to any third party, Shareholder or not, the content or any information transmitted by virtual means during the holding of the Meeting.

Access to the electronic system of the Meeting will be restricted to Shareholders (or its respective proxy/representative, as the case may be) who register by October 17, 2023 and log on to the digital platform until the opening of the works. On the date of the Meeting, the link to access the digital platform will be available as of thirty (30) minutes prior to the time of the beginning of the Meeting, and the registration of the presence of the Shareholder via the electronic system will only occur by accessing the link, in accordance with the instructions indicated herein.

The access to the platform must be exclusively by computer and the Company recommends that Shareholders test and familiarize themselves with the digital platform beforehand, and access it at least thirty (30) minutes before the beginning of the Meeting in order to avoid possible operational problems with its use on the day of the Meeting.

The Company will not be responsible for connection problems of Shareholders or their proxies/representatives, as the case may be, or any other situation that is not under its control. Shareholders who do not receive the link for participation or have any other questions should contact the Investor Relations Department and/or the Corporate Legal Department at gpa.ri@gpabr.com and societario@multivarejogpa.com.

2.2.	Participation via Remote Voting Ballot

The Shareholders interested in exercising their voting rights by means of the Remote Voting Ballot, pursuant to CVM Resolution 81, should (a) fill out the Remote Voting Ballot, according to the filling out guidelines contained therein; and (b) send it (i) directly to the Company by email; or (ii) to the Bookkeeping Agent; or (iii) to their respective custodian agents (if they provide this type of service), according to the following instructions:

I.       Sending the Remote Voting Ballot directly to the Company: The Shareholder shall send by email, with acknowledgment of receipt to the Corporate Legal Department (societario@multivarejogpa.com), the Remote Voting Ballot (completed, initialed and signed, without the need for notarization, according to the filling guidelines contained therein) accompanied by the copy of the documents listed in item 2.1 above. For this Meeting, the Company will accept the Remote Voting Ballot signed electronically, preferably with ICP-Brazil certification; or

II.       Sending the Remote Voting Ballot to the Company’s Custodian Agent or Bookkeeping Agent: The Shareholders holding stocks issued by the Company deposited in a

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central depository may transmit the voting instructions for completing the Remote Voting Ballot by means of their respective custodian agents, if they provide this type of service. The Shareholders whose stocks are not deposited with a central depository may transmit their voting instructions to the Company’s Bookkeeping Agent, through the channels provided by it. The delivery of the Remote Voting Ballot will be subject to the rules, guidelines and deadlines set by each Custodian Agent or the Bookkeeping Agent, as the case may be. To this end, the Shareholder should contact them and check the procedures, documents and information they establish for issuing voting instructions through the Remote Voting Ballot.

The Remote Voting Ballot is available on the websites of the Company (www.gpari.com.br), the CVM (www.cvm.gov.br) and B3 (www.b3.com.br).

In all cases, for the Remote Voting Ballot to be effective, October 12, 2023 (i.e., seven (7) days before the date of the Meeting) shall be the last day for its receipt by one of the above means, and not the last day for its mailing. If the Remote Voting Ballot is received after October 12, 2023, the votes will not be counted.

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3.	MANAGEMENT PROPOSAL

The Company’s Management submits to the Meeting the proposals described below.

I.	Adjustment of the value of the capital reduction approved on February 14th, 2023

At the Extraordinary General Meeting of the Company held on February 14th, 2023 (“EGM 02.14.2023”), it was approved the Company’s capital decrease, pursuant to article 173 of the Brazilian Law No. 6,404, of December 15th, 1976 (“Brazilian Corporate Law”), by Seven Billion, One Hundred and Thirty-Three Million, Four Hundred and Four Thousand, Three Hundred and Seventy-Two Brazilian Reais and Seventy-One cents (R$7,133,404,372.71), by the distribution to the Company’s shareholders, in proportion of its respective share ratio in the Company’s corporate capital, of One Billion, Eighty Million, Five Hundred and Fifty-Six Thousand, Two Hundred and Seventy-Six (1,080,556,276) common stocks issued by Almacenes Éxito S.A. (“Éxito”) owned by the Company, corresponding to approximately Eighty-three percent (83%) of Éxito’s capital stock, which book value on September 30, 2022, base date used for the definition of the value of the capital reduction, corresponded to the capital reduction approved at the EGM 02.14.2023.

The minutes of the EGM 02.14.2023 were duly published in the newspaper “Folha de São Paulo” in the edition of February 15th, 2023, when it began the sixty (60) days period for the opposition of creditors set forth in article 174 of the Brazilian Corporate Law. The deadline for the creditor to oppose ended on April 16th, 2023, and as published by GPA in the notice to the market disclosed on April 17, 2023, there was no opposition.

In order to permit the delivery of Éxito’s shares to the shareholders of GPA, in the form of Brazilian Depositary Receipts Level II (“Éxito’s BDRs”) and American Depositary Receipts Level II (“Éxito’s ADRs”), all necessary authorizations of the regulatory entities in Brasil, United States of America and Colombia were obtained, being the last one obtained on August 8th, 2023.

The credit of the BDRs was made on August 25th, 2023 and the distribution of ADRs, on August 31st, 2023.

According to the Material Fact disclosed by the Company on August 8th, 2023, in order to reflect the evolution of Éxito’s results in the period between the EGM 02.14.23 and the date of conclusion of the capital reduction and implement what was approved at the EGM 02.14.23, the Company informed that would call an extraordinary general meeting to level, after the delivery of Éxito’s BDRs and Éxito’s ADRs to its shareholders, the amount of the reduction in share capital approved at the EGM 02.14.23 to the book value of the participation distributed based on the Company’s balance sheet of July 31, 2023.

Therefore, the Management proposes the approval on the EGM of the adjustment of the capital reduction approved on the EGM 02.14.2023 to a lower value, in order to reflect the accounting value of Éxito distributed to the shareholders of the Company according to the financial statements of the Company of July 31st, 2023, corresponding to six billion, six hundred and fifty

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nine million, three hundred and one thousand, eight hundred and six reais and sixty centavos (R$  6,659,301,806.60), with the subsequent modification of the wording or article 4th of the Company’s bylaws.

Therefore, once approved the new value of the capital reduction of the Company, it shall be modified from eight billion, four hundred and sixty six million, four hundred and sixty nine thousand two hundred and sixty two reais and forty three centavos (R$ 8,466,469,262.43) to one billion, eight hundred and seven million, one hundred and sixty seven thousand, four hundred and fifty five reais and eighty three centavos (R$1,807,167,455.83).

It is important to note that this adjustment reflects only a reduction of four hundred and seventy four million, one hundred and two thousand, five hundred and sixty six reais and eleven centavos (R$ 474,102,566.11) on the value of the capital reduction approved in the EGM 02.14.2023, but does not impact the number of Éxito shares to be delivered to the Company’s shareholders or any other terms and conditions of the capital reduction or of the authorizations obtained from the Company’s creditors to such operation, which provided from its beginning for the distribution of approximately 83% of the shares issued by Éxito currently held by GPA to its shareholders, with maintenance of GPA's minority stake in Éxito of approximately 13%, with potential for future monetization.

It is informed in the Schedule I of the present Proposal, in attendance to article 17 of CVM Resolution 81, the information regarding the capital reduction with the modification proposed herein.

II.	Improvement of the Company’s corporate object

The Management proposes an improvement to the wording of its corporate purpose and some activities, with the following changes to article 2 and paragraph 1 of the same article of its Bylaws.

In article 2, the Management proposes that are comprised in the general concept of trading of products all activities pertaining to the supermarket sector including, but not limited to, minimarkets, supermarkets and hypermarkets, as well as restaurants, snack bars and other similar food courts within the perimeter of the establishments operated by the Company.

In the 1st paragraph of the same article, the following modifications are proposed:

•	improvement of the wording of item “t”, in order to clarify that the Company does not provide card management services, but only services related to them, as well as to exclude pharmacy cards, as the Company no longer provides services related to such cards after the transaction involving the conversion of “Extra Hiper” stores, carried out in 2022;

•	to combine all banking correspondent activities into a single paragraph, with the reallocation of item (k) to item (y), as well as the improvement of this item to provide more detail on the activities that can be carried out by the Company within this context.

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Under the terms of CVM Resolution 81, the reason and justification to the modifications to the Company’s bylaws as proposed above, as well as the analysis of its legal and economic effects are detailed in Schedule II of this Proposal and the consolidated bylaws with the proposed modifications are detailed in Schedule III of this Proposal.

Considering moreover that the modifications proposed above do not imply in any modification of the Company’s corporate object, but only in the improvement and/or detail of some of the already existing activities of Company, the withdrawal right set forth in article 137 of the Brazilian Corporate Law shall not be applicable.

III.           Modification of comma “o” of article 17 of the Company’s Bylaws, to adjust the limit value of the operations mentioned therein to be approved by the Board of Directors

The Company's Bylaws currently provide that operations related to acquisition, disposal, creation of liens, encumbrance on any assets, including real estate, of the Company or the making of any other investment by the Company must be approved by the Board of Directors when its individual or aggregate amount over a fiscal year that exceeds the amount in Brazilian Reais equal to Twenty Million U.S. dollars (USD 20,000,000.00) or exceeds the amount corresponding to one percent (1%) of the Company’s net equity at the time, as determined in its most recent balance sheet or quarterly financial statement, whichever amount is greater.

Management proposes changing the limit for approval of the matters described above, in order to adapt it to the Company's equity scenario after the segregation of its businesses with those of Éxito. Therefore, it is proposed that the amount for approval of such operations, by the Board of Directors, be calculated on a quarterly basis and considering a higher value, individual or aggregate, in reais equivalent to twenty million U.S. dollars (US$ 20,000,000.00) or greater than the value corresponding to five percent (5%) of the Company’s net equity, as determined in the last consolidated financial statement released by the Company, whichever value is greater.

Under the terms of CVM Resolution 81, the reason and justification to the modifications to the Company’s bylaws as proposed above, as well as the analysis of its legal and economic effects are detailed in Schedule II of this Proposal and the consolidated bylaws with the proposed modifications are detailed in Schedule III of this Proposal.

IV.            Consolidation of the By-laws

The Management proposes the approval of the consolidation of the Company’s By-laws, so as to reflect the amendments proposed in items I, II and III above, as per Schedule III of this Proposal.

V.	Re-ratification of the Global Compensation Of the Board of Directors and the Board of Officers of the Company for the year 2022

Even though the total annual global value of the management remuneration for the fiscal year ended on December 31, 2022 was lower than the value approved at the Company's Annual General Meeting held on April 27, 2022 (“AGM 2022” ), representing a reduction of two million,

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eight hundred and seventy two thousand, seven hundred and twenty three reais and ninety-nine centavos (R$ 2,872,723.99) in relation to the amount approved by the Company's shareholders at the AGM 2022, there was an increase in the overall remuneration of the Board of Directors and a reduction in the global remuneration of the Board of Officers, due to the termination of contracts and non-payment of variable remuneration resulting from the Company's profit sharing program (PPR).

As the global remuneration approved at the AGM 2022 was divided by each Management body, the Management proposes the re-ratification of the total annual remuneration of the Company's Executive Board and Board of Directors for the fiscal year ending on December 31, 2022, as follows:

•	Board of Officers: from fifty million, one hundred and forty-nine thousand, five hundred and ninety-two reais and forty-five cents (R$50,149,592.45) to thirty-one million, seven hundred and fifty thousand, nine hundred and eighty-eight reais and fifty-nine centavos (R$31,750,988.59);
•	Board of Directors: from forty-six million, four hundred and forty-three thousand, four hundred and ninety reais and sixty-seven centavos (R$46,443,490.67) to (sixty-one million, nine hundred and sixty-nine thousand, three hundred and seventy reais and fifty R$61,969,370.54.

4.               Corporate Approvals

This proposal was approved by the Company's Board of Directors at meeting held on September September 19, 2023, according to the minutes that are available at the Company's head office and on the Company's website (www.gpari.com.br), Brazilian Securities and Exchange Commission (www.cvm.gov.br) and B3 (www.b3.com.br).

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Schedule I

Information about the Capital Decrease

(according to Exhibit E to CVM Resolution 81)

1.	Inform the amount of the decrease and new capital stock:

The capital stock shall be reduced in six billion, six hundred and fifty nine million, three hundred and one thousand, eight hundred and six reais and sixty centavos (R$  6,659,301,806.60), maintaining the same number of shares, being the new capital stock of one billion, eight hundred and seven million, one hundred and sixty seven thousand, four hundred and fifty five reais and eighty three centavos (R$1,807,167,455.83).

2.	Explain, in detail, the reasons, the form and the consequences of the decrease:

As disclosed in the Management Proposal dated as of January 9th, 2023, the Company’s Management conducted studies on the feasibility of segregating the businesses of the Company and Éxito, with the purpose of increasing the market value of the stocks issued by the Company and Éxito separately, in view of the potential value unlock to be captured in an isonomic manner by all the Company’s stockholders.

Thus, the Company’s Management understands that the capital decrease, by means of delivery to the stockholders of common stocks issued by Éxito, is beneficial to its stockholders and to the companies individually.

Since these are shares issued by a foreign issuer, such shares will be distributed (i) to the holders of shares issued by the Company, except as provided below, in the form of Level II sponsored Brazilian Depositary Receipts backed by common shares issued by Éxito ("BDR"), admitted to trading on the B3, and (ii) to shareholders of American Depositary Receipts issued by the Company, in the form of American Depositary Receipts Level II backed by common shares issued by Éxito ("ADR"), admitted to trading on the New York Stock Exchange.

Since it is not legally and operationally possible to deliver BDRs to shareholders who have their investment registered in the Company as direct investment under the terms of Law 4131, dated September 3, 1962, as amended, such shareholders had the possibility to choose between receiving ADRs or directly common shares issued by Éxito, in the same proportion as the other shareholders, that is, 4 shares issued by Éxito for each Company share.

Thus, holders of common shares issued by the Company received one (1) Éxito BDR for each GPA share, with the credit occurring on August 25, 2023. Holders of GPA ADRs, by its turn, received one (1) Éxito ADR for every 2 GPA ADRs, and the ADRs were distributed on August 31st, 2023.

Exclusively until October 2nd, 2023, BDR holders who wish to convert their BDRs into ADRs or shares issued by Éxito, and ADR holders who wish to convert their ADRs into BDRs or shares issued by Éxito, may do so without being charged the cancellation fee or the issuance fee of the

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BDRs and ADRs, as the case may be, by the respective depositaries.

3.	Provide a copy of the opinion of the supervisory board, if it is in operation, when the proposal to capital decrease is the initiative of the directors:

Not applicable to the present proposal to rectify the value of the share capital reduction, since the Company does not currently have a Fiscal Council in place. The opinion of the Fiscal Council in relation to the capital reduction approved at the EGM 02.14.23 is attached to the management's proposal for such meeting.

4.               Inform, as the case may be:

(a)	the refund amount per stock

The Company distributed to is stockholders One Billion, Eighty Million, Five Hundred and Fifty-Six Thousand, Two Hundred and Seventy-Six (1,080,556,276) common stocks issued by Éxito owned by the Company, corresponding to approximately eighty-three percent (83%) of the Company’s interest in the capital stock of Éxito, whose book value corresponds to the value of the capital decrease proposed herein, as of July 31st, 2023, of six billion, six hundred and fifty nine million, three hundred and one thousand, eight hundred and six reais and sixty centavos (R$  6,659,301,806.60). Such stocks make up the ratio of 4 (four) stocks issued by Éxito for each Company share, resulting in a value per Company stock of (twenty four reais and sixty five centavos) R$ 24.65.

(b)	the amount of the decrease in the value of the stocks to the amount of the contributions, in the case of unpaid capital

Not applicable, since the Company’s capital stock is fully paid up.

(c)	the number of stocks subject to the decrease

Not applicable, since the number of stocks issued by the Company will be the same.

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Schedule II

Origin Report and Justification of Proposed Amendments

(According to article 12, II, of CVM Resolution 81)

Below is a chart comparing the version currently in effect and the proposed amendments in the Company’s By-laws.

In relation to the economic and/or legal effects of the changes proposed below, the Company does not foresee relevant impacts as a result of the proposed changes, being important to emphasize that (i) as regards the modification suggested in item II of this Proposal, this is not a change in the Company's corporate purpose and, therefore, the withdrawal right provided for in article 137 of the Brazilian Corporation Law shall not be applicable; and (ii) in relation to the modification suggested in item III of this Proposal, such modification aims solely to adequate the Company’s Bylaws to the current equity situation of the Company, due to the segregation of its businesses from those of Éxito.

Current wording	Proposed wording	Compared wording	Economic or Legal Effects
ARTICLE 2 – The Company’s corporate purpose consists of the trading of manufactured products, semimanufactured or “in natura”, domestic or foreign, of all and any kind, nature or quality.

ARTICLE 2 – The Company’s corporate purpose consists of the trading of manufactured products, semimanufactured or “in natura”, domestic or foreign, of all and any kind, nature or quality, with the exploration of the supermarket field, that includes, but is not limited to, minimarkets, supermarkets and hypermarkets, as well as restaurants, snack bars and other similar food courts within the perimeter of the establishments operated by the Company.

ARTICLE 2 – The Company’s corporate purpose consists of the trading of manufactured products, semimanufactured or “in natura”, domestic or foreign, of all and any kind, nature or quality, with the exploration of the supermarket field, that includes, but is not limited to, minimarkets, supermarkets and hypermarkets, as well as restaurants, snack bars and other similar food courts within the perimeter of the establishments operated by the Company.

Detail of the overall concept of trading of products.

13

First Paragraph – The Company may also engage in the following activities:

(…)

(k) the provision of data processing services;

(l) the operation of building and construction in all its forms, for its own account or for the account of third parties, the purchase and sale of construction materials, and the installation and maintenance of air conditioning systems, freight elevators and freight elevators;

(m) the application of household sanitizing products;

(n) the municipal, state and interstate highway transportation of cargo in general for its own products and for third parties, and may also store, deposit, load, unload, store and guard third parties' own goods of any kind, as well as subcontract the services foreseen in this item;

First Paragraph – The Company may also engage in the following activities:

(…)

(excluded)

(k) the operation of building and construction in all its forms, for its own account or for the account of third parties, the purchase and sale of construction materials, and the installation and maintenance of air conditioning systems, freight elevators and freight elevators;

(l) the application of household sanitizing products;

(m) the municipal, state and interstate highway transportation of cargo in general for its own products and for third parties, and may also store, deposit, load, unload, store and guard third parties' own goods of any kind, as well as subcontract the services foreseen in this item;

(n) the operation of communication, publicity and advertising services in general, including bars, snack bars and restaurants, and may extend to other compatible or related businesses, subject to the legal restrictions;

First Paragraph – The Company may also engage in the following activities:

(…)

~~(k) the provision of data processing services;~~

~~(l)~~ (k) the operation of building and construction in all its forms, for its own account or for the account of third parties, the purchase and sale of construction materials, and the installation and maintenance of air conditioning systems, freight elevators and freight elevators;

~~(m)~~ (l) the application of household sanitizing products;

~~(n)~~ (m) the municipal, state and interstate highway transportation of cargo in general for its own products and for third parties, and may also store, deposit, load, unload, store and guard third parties' own goods of any kind, as well as subcontract the services foreseen in this item;

~~(o)~~ (n) the operation of communication, publicity and advertising services in general, including bars, snack bars and restaurants, and may extend to other compatible or related businesses, subject to the legal restrictions;

Re-allocation to the new item (x). Re-numeration. Re-numeration. Re-numeration. Re-numeration.

14

(o) the operation of communication, publicity and advertising services in general, including bars, snack bars and restaurants, and may extend to other compatible or related businesses, subject to the legal restrictions;

(p) the purchase, sale and distribution of books, magazines, newspapers, periodicals and the like;

(q) the performance of studies, analysis, planning and market research;

(r) to carry out tests for launching new products, packages and brands;

(s) the elaboration of strategies and analyses of the sectorial behavior of sales, special promotions and advertising;

(t) the rendering of services of administration of food, meal, pharmacy, fuel and transportation voucher cards and other cards that result from activities related to its corporate purpose;

(u) the leasing and sub-leasing of own or third-party movable property;

(v) the rendering of services in the management area;

(o) the purchase, sale and distribution of books, magazines, newspapers, periodicals and the like;

(p) the performance of studies, analysis, planning and market research;

(q) to carry out tests for launching new products, packages and brands;

(r) the elaboration of strategies and analyses of the sectorial behavior of sales, special promotions and advertising;

(s) the rendering of services related to food, meal, fuel and transportation voucher cards and other cards that result from activities related to its corporate purpose;

(t) the leasing and sub-leasing of own or third-party movable property;

(u) the rendering of services in the management area;

(v) representation of other national or foreign companies and participation as a partner or stockholder in the capital stock of other companies, whatever the form or purpose thereof may be, and in commercial undertakings of any nature;

~~(p)~~ (o) the purchase, sale and distribution of books, magazines, newspapers, periodicals and the like;

~~(q)~~ (p) the performance of studies, analysis, planning and market research;

~~(r)~~ (q) to carry out tests for launching new products, packages and brands;

~~(s)~~ (r) the elaboration of strategies and analyses of the sectorial behavior of sales, special promotions and advertising;

~~(t)~~ (s) the rendering of services ~~of administration of~~ related to food, meal, ~~pharmacy~~, fuel and transportation voucher cards and other cards that result from activities related to its corporate purpose;

~~(u)~~ (t) the leasing and sub-leasing of own or third-party movable property;

~~(v)~~ (u) the rendering of services in the management area;

~~(w)~~ (v) representation of other national or foreign companies and participation as a partner or stockholder in the capital stock of other companies, whatever the form or purpose thereof may be, and in commercial undertakings of any nature;

Re-numeration.

Re-numeration.

Re-numeration.

Re-numeration.

Improvement of the wording of the article, considering that the Company does not carry out card administration activities and no longer provides services related to pharmacy cards.

Re-numeration.

Re-numeration.

Re-numeration.

15

(w) representation of other national or foreign companies and participation as a partner or stockholder in the capital stock of other companies, whatever the form or purpose thereof may be, and in commercial undertakings of any nature;

(x) agency, brokerage or intermediation of securities and tickets;

(y) services related to collections, receipts or payments in general, of securities, bills or carnets, exchange, taxes and on behalf of third parties, including those made by electronic means, automatic or by machines; supply of collection, receipt or payment position; issuance of carnets, compensation forms, forms and documents in general;

(z) rendering services of parking, lodging and guarding vehicles;

(aa) import of beverages, wines and vinegars;

(bb) trade in seeds and seedlings;

(cc) trade in telecommunications products; and

(dd) import, distribution and sale of toys, metal pans, household ladders, baby strollers, party supplies, school supplies, tires, household appliances, bicycles, plastic monoblock chairs and lamps.

(w) agency, brokerage or intermediation of securities and tickets;

(x) services related to collections, receipts or payments in general, of securities, bills or carnets, exchange, taxes and on behalf of third parties, including those made by electronic means, automatic or by machines; supply of collection, receipt or payment position; issuance of carnets, compensation forms, forms and documents in general;

(y) rendering services of parking, lodging and guarding vehicles;

(z) import of beverages, wines and vinegars;

(aa) trade in seeds and seedlings;

(bb) trade in telecommunications products; and

(cc) import, distribution and sale of toys, metal pans, household ladders, baby strollers, party supplies, school supplies, tires, household appliances, bicycles, plastic monoblock chairs and lamps.

~~(x)~~ (w) agency, brokerage or intermediation of securities and tickets;

~~(y)~~ (x) exploration of the activity of bank correspondent, including, but not limited to: (i) services related to collections, receipts or payments in general, of securities, bills or carnets, exchange, taxes and on behalf of third parties, including those made by electronic means, automatic or by machines and other activities derived from services agreements celebrated by the Company with financial institutions; (ii) supply of collection, receipt or payment position; (iii) reception and forwarding of proposal for provision of credit cards; (iv) issuance of carnets, compensation forms, forms and documents in general; (v) supplementary services to gather documents and data for registration of clients, as well as the provision of data processing services.

~~(z)~~ (y) rendering services of parking, lodging and guarding vehicles;

~~(aa)~~ (z) import of beverages, wines and vinegars;

~~(bb)~~ (aa) trade in seeds and seedlings;

~~(cc)~~ (bb) trade in telecommunications products; and

~~(dd~~) (cc) import, distribution and sale of toys, metal pans, household ladders, baby strollers, party supplies, school supplies, tires, household appliances, bicycles, plastic monoblock chairs and lamps.

Re-numeration.

Improvement and detailing of banking correspondent activities, with item (v) improving the wording that existed in the old item (k).

Re-numeration.

Re-numeration.

Re-numeration.

Re-numeration.

Re-numeration.

16

ARTICLE 4 – The Company’s capital stock is One Billion, Three Hundred and Thirty-Three Million, SixtyFour Thousand, Eight Hundred and Eighty-Nine Brazilian Reais and Seventy-Two cents (R$1,333,064,889.72), fully subscribed and paid-up, divided into Two Hundred and Seventy Million, One Hundred and Thirty Nine Thousand, and Sixty-Nine (270,139,069) common stocks, all registered, book-entry and with no par value.	ARTICLE 4 – The Company’s capital stock is one billion, eight hundred and seven million, one hundred and sixty seven thousand, four hundred and fifty five reais and eighty three centavos (R$1,807,167,455.83), fully subscribed and paid-up, divided into Two Hundred and Seventy Million, One Hundred and Thirty Nine Thousand, and Sixty-Nine (270,139,069) common stocks, all registered, book-entry and with no par value.	ARTICLE 4 – The Company’s capital stock is ~~One Billion, Three Hundred and Thirty-Three Million, SixtyFour Thousand, Eight Hundred and Eighty-Nine Brazilian Reais and Seventy-Two cents (R$1,333,064,889.72)~~ one billion, eight hundred and seven million, one hundred and sixty seven thousand, four hundred and fifty five reais and eighty three centavos (R$1,807,167,455.83), fully subscribed and paid-up, divided into Two Hundred and Seventy Million, One Hundred and Thirty Nine Thousand, and Sixty-Nine (270,139,069) common stocks, all registered, book-entry and with no par value.	Reflect the value of the capital reduction approved at the Company's Extraordinary General Meeting held on February 14, 2023, with the updated value proposed herein, in order to level the value of the capital reduction to the book value of Éxito's participation distributed to shareholders of the Company based on its balance sheet as of July 31, 2023, reflecting the evolution of Éxito's results in the period between the general meeting and the conclusion of the capital reduction.

17

ARTICLE 17 - In addition to the powers established by law, the Board of Directors is in charge of:

(…)

(o) resolving on the acquisition, disposal, creation of liens, encumbrance on any assets, including real estate, of the Company or the making of any other investment by the Company in an individual or aggregate amount over a fiscal year that exceeds the amount in Brazilian Reais equal to Twenty Million U.S. dollars (USD 20,000,000.00) or exceeds the amount corresponding to one percent (1%) of the Company’s stockholders’ equity at the time, as determined in its most recent balance sheet or quarterly financial statement, whichever amount is greater;

ARTICLE 17 - In addition to the powers established by law, the Board of Directors is in charge of:

(…)

(o) resolving on the acquisition, disposal, creation of liens, encumbrance on any assets, including real estate, of the Company or the making of any other investment by the Company in an individual or aggregate amount over a trimester that exceeds the amount in Brazilian Reais equal to Twenty Million U.S. dollars (USD 20,000,000.00) or exceeds the amount corresponding to five percent (5%) of the Company’s stockholders’ equity, as determined in the most recent quarterly financial statement disclosed by the Company, whichever amount is greater;

ARTICLE 17 - In addition to the powers established by law, the Board of Directors is in charge of:

(…)

(o) resolving on the acquisition, disposal, creation of liens, encumbrance on any assets, including real estate, of the Company or the making of any other investment by the Company in an individual or aggregate amount over a ~~fiscal year~~ trimester that exceeds the amount in Brazilian Reais equal to Twenty Million U.S. dollars (USD 20,000,000.00) or exceeds the amount corresponding to ~~one percent (1%)~~ five percent (5%) of the Company’s stockholders’ equity ~~at the time~~, as determined in its most recent ~~balance sheet or~~ quarterly financial statement disclosed by the Company, whichever amount is greater;

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Schedule III

Consolidated Bylaws

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

CNPJ/ME 47.508.411/0001-56

NIRE 35.300.089.901

Publicly-Held Company with Authorized Capital

CHAPTER I

NAME, HEADQUARTERS, PURPOSE AND DURATION

ARTICLE 1 - COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO (“Company”) is a stock Company, with its principal place of business and venue located at Brigadeiro Luis Antônio n. 3142, in the City of São Paulo, Federative Republic of Brazil, which hereinafter shall be governed by these By-laws, by Law No. 6,404 of December 15, 1976 (“Law No. 6,404/76”), as amended, and other legal provisions in effect.

Sole Paragraph – Upon the Company’s admission to the Novo Mercado segment of B3 S.A. - Brasil, Bolsa, Balcão (“B3”), the Company, its stockholders, including controlling stockholders, managers and members of the supervisory board, when convened, are subject to the provisions of the Novo Mercado Listing Rules.

ARTICLE 2 – The Company’s corporate purpose consists of the trading of manufactured products, semimanufactured or “in natura”, domestic or foreign, of all and any kind, nature or quality, with the exploration of the supermarket field, that includes, but is not limited to, minimarkets, supermarkets and hypermarkets, as well as restaurants, snack bars and other similar food courts within the perimeter of the establishments operated by the Company.

First Paragraph – The Company may also engage in the following activities:

(a)	the industrialization, processing, handling, transformation, export, import and representation of products, food or non-food, on its own behalf or on behalf of third parties;

(b)	international trade, including coffee;

(c)	import, distribution and marketing of cosmetic products for hygiene and toiletries, perfumery, sanitizing and household products, and food supplements

(d)	the general marketing of drugs and medications, pharmaceutical and homeopathic specialties; chemical products, accessories, dental articles, surgical instruments and devices; the manufacturing of chemical products and pharmaceutical specialties, and may be specialized as Drugstores or Allopathic Pharmacies, Drugstores or Homeopathic Pharmacies or Manipulation Pharmacies for each specialty;

19

(e)	the trade of petroleum products and derivatives, fuel supply of any kind, and may also provide technical assistance services, service workshops, repairs, washing, lubrication, sale of accessories and other related services for any vehicles in general;

(f)	the sale of products, drugs and veterinary medications in general; veterinary doctor’s office, clinic and hospital and “pet shop” with bath and grooming services;

(g)	the rental of any recorded media;

(h)	the provision of services of photographic, cinematographic and similar studios;

(i)	the practice and management of real estate operations, buying, promoting subdivisions and development, renting and selling of own and third parties’ real estate;

(j)	acting as a distributor, agent and representative of traders and industrialists established inside or outside the country and in this capacity, on behalf of the principals or for its own account, acquiring, retaining, possessing and making any operations and transactions of its own interest or of the principals;

~~(k) the provision of data processing services;~~

~~(l)~~ (k) the operation of building and construction in all its forms, for its own account or for the account of third parties, the purchase and sale of construction materials, and the installation and maintenance of air conditioning systems, freight elevators and freight elevators;

~~(m)~~ (l) the application of household sanitizing products;

~~(n)~~ (m) the municipal, state and interstate highway transportation of cargo in general for its own products and for third parties, and may also store, deposit, load, unload, store and guard third parties' own goods of any kind, as well as subcontract the services foreseen in this item;

~~(o)~~ (n) the operation of communication, publicity and advertising services in general, including bars, snack bars and restaurants, and may extend to other compatible or related businesses, subject to the legal restrictions;

~~(p)~~ (o) the purchase, sale and distribution of books, magazines, newspapers, periodicals and the like;

~~(q)~~ (p) the performance of studies, analysis, planning and market research;

~~(r)~~ (q) to carry out tests for launching new products, packages and brands;

~~(s)~~ (r) the elaboration of strategies and analyses of the sectorial behavior of sales, special promotions and advertising;

~~(t)~~ (s) the rendering of services ~~of administration of~~ related to food, meal, ~~pharmacy~~, fuel and transportation voucher cards and other cards that result from activities related to its corporate purpose;

20

~~(u)~~ (t) the leasing and sub-leasing of own or third-party movable property;

~~(v)~~ (u) the rendering of services in the management area;

~~(w)~~ (v) representation of other national or foreign companies and participation as a partner or stockholder in the capital stock of other companies, whatever the form or purpose thereof may be, and in commercial undertakings of any nature;

~~(x)~~ (w) agency, brokerage or intermediation of securities and tickets;

~~(y)~~ (x) exploration of the activity of bank correspondent, including, but not limited to: (i) services related to collections, receipts or payments in general, of securities, bills or carnets, exchange, taxes and on behalf of third parties, including those made by electronic means, automatic or by machines and other activities derived from services agreements celebrated by the Company with financial institutions; (ii) supply of collection, receipt or payment position; (iii) reception and forwarding of proposal for provision of credit cards; (iv) issuance of carnets, compensation forms, forms and documents in general; (v) supplementary services to gather documents and data for registration of clients, as well as the provision of data processing services.

~~(z)~~ (y) rendering services of parking, lodging and guarding vehicles;

~~(aa)~~ (z) import of beverages, wines and vinegars;

~~(bb)~~ (aa) trade in seeds and seedlings;

~~(cc)~~ (bb) trade in telecommunications products; and

~~(dd~~) (cc) import, distribution and sale of toys, metal pans, household ladders, baby strollers, party supplies, school supplies, tires, household appliances, bicycles, plastic monoblock chairs and lamps.

Second Paragraph – The Company may provide surety or collateral in businesses of its interest, not those of mere favor.

ARTICLE 3 – The Company’s duration is indefinite.

CHAPTER II

CAPITAL AND STOCKS

ARTICLE 4 – The Company’s capital stock is ~~One Billion, Three Hundred and Thirty-Three Million, SixtyFour Thousand, Eight Hundred and Eighty-Nine Brazilian Reais and Seventy-Two cents (R$1,333,064,889.72)~~ one billion, eight hundred and seven million, one hundred and sixty seven thousand, four hundred and fifty five reais and eighty three centavos (R$1,807,167,455.83), fully subscribed and paid-up, divided into Two Hundred and Seventy Million, One Hundred and Thirty Nine Thousand, and Sixty-Nine (270,139,069) common stocks, all registered, book-entry and with no par value.

First Paragraph - The stocks representing the capital stock are indivisible in relation to the Company and each common share grants its holder the right to one vote at the General Meetings.

21

Second Paragraph - The stocks will be in book-entry form and will be held in deposit accounts on behalf of their holders, at the authorized financial institution designated by the Company, without the issuance of certificates.

Third Paragraph - The cost of the services to transfer ownership of the book-entry stocks charged by the depositary financial institution may be passed on to the stockholder, as authorized by Article 35, Third Paragraph of Law 6,404/76, subject to the maximum limits established by the Brazilian Securities Commission.

Fourth Paragraph - The Company may not issue preferred stocks and founder's stocks.

ARTICLE 5º – The Company is authorized to increase the capital stock by resolution of the Board of Directors and regardless of amendments to the By-laws, up to the limit of Four Hundred Million (400,000,000) common stocks.

First Paragraph - The limit of the Company’s authorized capital can only be modified by resolution of the General Meeting.

Second Paragraph - The Company, within the limit of authorized capital and in accordance with the plan approved by the General Meeting, may grant stock options to its managers or employees, or to natural persons who provide services to it.

ARTICLE 6 - Issues of stocks, warrants or debentures convertible into stocks up to the limit of authorized capital may be approved by the Board of Directors, with exclusion or reduction of the term for exercise of preemptive rights, as provided for in Article 172 of Law 6,404/76.

Sole Paragraph - Except as provided in the “caption” of this Article, the stockholders shall have preference, in proportion to their respective shareholdings, for subscription of the Company’s capital increases, the exercise of this right being governed by the applicable legislation.

CHAPTER III

GENERAL MEETING

ARTICLE 7 - The General Meeting is the meeting of stockholders, who may attend it by themselves or by representatives appointed according to law, in order to resolve on matters of interest to the Company.

ARTICLE 8 - The General Meeting shall be convened by the Chairman of the Board of Directors, or in his absence, by any of the Co-Vice-Chairmen of the Board of Directors and shall have the following duties:

i.	to amend the By-laws;

22

ii.	to elect or remove, at any time, members of the Company’s Board of Directors;

iii.	to elect or remove the Chairman and Co-Vice-Chairmen of the Board of Directors;

iv.	to examine, on an annual basis, the management accounts and resolve on the financial statements presented by them;

v.	to approve the issuance of stocks, warrants, debentures convertible into stocks of its own issuance, or any securities or other rights or interests that are exchangeable or convertible into stocks of its own issuance, without prejudice to the Board of Directors' powers provided for in Article 5 and Article 17(g);

vi.	to resolve on evaluation of assets that the stockholder contributes for the formation of the capital stock;

vii.	to resolve on transformation, merger, inCompany (including merger of stocks) and spin-off of the Company, or any other form of restructuring of the Company;

viii.	to resolve on dissolution and liquidation of the Company and elect and dismiss liquidator(s);

ix.	to examine and approve the liquidator(s) accounts; and

x.	to define the overall annual compensation of the Company’s Management and Supervisory board, if convened.

Sole Paragraph - The General Meetings will be convened and presided over by any member of the Company’s Board of Directors or Management Board, or by employees of the Company who hold positions as officers, even if not in the By-laws, who will choose, from among those present, someone to act as secretary.

ARTICLE 9 - For any resolution of the General Meeting will require the approval of stockholders representing at least a majority of votes of those present, not counting blank votes, subject to the exceptions provided by law and applicable regulations.

ARTICLE 10 - The Annual General Meeting will have the powers provided by law and will be held within the first four months following the end of the fiscal year.

Sole Paragraph - Whenever necessary the General Meeting may be convened on an extraordinary basis, and may be held concurrently with the Annual General Meeting.

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CHAPTER IV

MANAGEMENT

ARTICLE 11 - The Board of Directors and the Management Board will be in charge of managing the Company.

First Paragraph - The investiture of the administrators is conditioned to the signature of an instrument of investiture, which must contemplate its subjection to the arbitration clause under Article 38.

Second Paragraph - The term of office of the Directors and Officers will extend until the investiture of their respective successors.

Third Paragraph - Minutes of the meetings of the Board of Directors and the Management Board will be kept in a specific book, which will be signed by the Directors and the Officers present, as the case may be.

Section I

Board of Directors

ARTICLE 12 - The Board of Directors is composed of at least seven (7) and at most nine (9) members, elected and removable by the General Meeting, with a unified term of two (2) years, and reelection is allowed.

First Paragraph - In the event of a vacancy in the position of Director, the Board of Directors will be responsible for electing a substitute to fill the position on a definitive basis until the end of the respective mandate. In case of simultaneous vacancy of most of the positions, the General Meeting will be called to proceed with a new election.

Second Paragraph - Of the members of the Board of Directors, at least two (2) or twenty percent (20%), whichever is greater, shall be independent directors, as defined in the Novo Mercado Regulations. The characterization of the nominees to the Board of Directors as independent directors shall be resolved at the General Meeting that elects them, and the member(s) of the Board of Directors elected by means of the power set out in Article 141, §§ 4 and 5 of Law no. 6,404/76, in the case of a vacancy in the Board of Directors, shall also be considered independent. 6.404/76, in the event of a controlling stockholder.

Third Paragraph - When, as a result of the calculation of the percentage referred to in the paragraph above, the result generates a fractional number, the Company shall round it up to the next whole number.

ARTICLE 13 - The Board of Directors will have one (1) Chairman and up to two (2) Co-Vice-Chairmen, elected by the General Meeting.

24

First Paragraph - The positions of Chairman of the Board of Directors and Chief Executive Officer or main executive of the Company may not be accumulated by the same person.

Second Paragraph - In the event of a vacancy in the Chairman’s position or in the Chairman’s absence, the Co-Vice-Chairman with the longest consecutive terms in the Company will automatically take over such position, remaining there until the end of the respective term or, in case a General Meeting is called for the election of a new Chairman, until his respective investiture.

Third Paragraph - In the event of a vacancy in any of the Co-Vice Chairman, the Board of Directors may elect an alternate to remain in the position until the end of the respective term.

Fourth Paragraph - In the absence of the President, the meetings of the Board of Directors shall be presided over alternately and successively by the Co-Vice-Chairmen, such alternation beginning with the Co-Vice-Chairman with the greatest number of consecutive terms in the Company.

ARTICLE 14 - The Board of Directors will meet, ordinarily, at least six times a year, to review the financial results and other results of the Company and to review and monitor the annual investment plan, and, extraordinarily, at any time, whenever necessary.

First Paragraph - The President or, in the President’s absence, any of the Co-Vice-Chairmen, shall call the meetings of the Board of Directors, on their own initiative or at the written request of any Board member.

Second Paragraph - The calls for the meetings of the Board of Directors shall be made by electronic means or letter, at least seven (7) days in advance of the date of each meeting, specifying time and place for the meeting on first and, if applicable, on second call, and including the agenda. Any proposal and all documentation necessary and related to the agenda must be made available to the Directors. The call may be waived whenever all of the Directors in office are present at the meeting, or by prior written agreement of the absent Directors.

Third Paragraph - The minimum “quorum” required for the convening of the meetings of the Board of Directors is the presence of at least half of its acting members, on first call, and of any number of directors, on second call, considering present, including those represented as authorized by these By-laws.

ARTICLE 15 - The meetings of the Board of Directors will be presided over by its Chairman and in his absence, by any of its Co-Vice-Chairmen of the Board of Directors, considering the alternation rule provided in fourth paragraph of Article 13.

First Paragraph - The resolutions of the Board of Directors will be made by the favorable vote

25

of the majority of its members. The directors may participate in the meetings of the Board of Directors by means of conference call, videoconference or by any other means of electronic communication that allows the identification of the director and simultaneous communication with all other persons present at the meeting. In this case, the directors will be considered present at the meeting and must subsequently sign the corresponding minutes.

Second Paragraph - In the event of absence or temporary prevention of any director, the absent director may indicate, in writing, from among the other members of the Board of Directors, the one who will replace him/her. In this case, the director who is replacing the temporarily absent or prevented director, in addition to his own vote, will express the vote of the replaced director.

ARTICLE 16 - The Board of Directors shall approve any amendments to the By-laws and shall elect an Executive Secretary, who shall be responsible for performing the duties defined in the By-laws, as well as issuing certificates and attesting, before third parties, the authenticity of the resolutions of the Board of Directors.

ARTICLE 17 - In addition to the powers established by law, the Board of Directors is in charge of:

(a)	setting the general direction of the Company’s business;

(b)	approving or changing the Company’s investment plan;

(c)	electing and removing the Company’s Executive Officers, establishing their duties and appointments;

(d)	inspecting the management of the Officers, examining, at any time, the Company’s books and papers, requesting information about contracts signed or about to be signed and any other acts;

(e)	calling a General Meeting;

(f)	expressing an opinion on the Management report, the Management Board accounts and the Company’s financial statements;

(g)	deciding on the issue of stocks, warrants or debentures convertible into stocks up to the limit of authorized capital, fixing the respective price and conditions of payment;

(h)	choosing and removing the independent auditors, subject to the recommendation of the Audit Committee;

(i)	issuing an opinion on any proposal from the Management Board to the General Meeting;

26

(j)	authorizing the acquisition of stocks of the Company, for the purpose of cancellation or holding in treasury, subject to applicable regulations;

(k)	developing, jointly with the Management Board, and approving a plan for the participation of employees and managers in the Company’s results and for granting additional benefits to employees and managers linked to the Company’s results (“Profit Sharing Plan”)

(l)	setting the amount of the employees’ and managers’ participation in the Company’s results, subject to the relevant legal provisions, the By-laws and the Profit Sharing Plan in effect. The amounts spent or accrued in each fiscal year as participation of employees and managers in the results and also in relation to the granting of stock options of the Company, shall be limited to fifteen percent (15%) of the result of each fiscal year, after the deductions of Article 189 of Law 6,404/76;

(m)	establishing the limit of stocks to be issued within the Company’s Stock Option Plan previously approved by the General Meeting, subject to the limit provided for in item “l” above;

(n)	establishing Committees, which shall be responsible for elaborating proposals or making recommendations to the Board of Directors and defining their respective attributions in accordance with the provisions of these By-laws;

(o)	resolving on the acquisition, disposal, creation of liens, encumbrance on any assets, including real estate, of the Company or the making of any other investment by the Company in an individual or aggregate amount over a ~~fiscal year~~ trimester that exceeds the amount in Brazilian Reais equal to Twenty Million U.S. dollars (USD 20,000,000.00) or exceeds the amount corresponding to ~~one percent (1%)~~ five percent (5%) of the Company’s stockholders’ equity ~~at the time~~, as determined in its most recent ~~balance sheet or~~ quarterly financial statement disclosed by the Company, whichever amount is greater;

(p)	deciding on any financial operation involving the Company, including the granting or taking of loans and the issue of non-convertible debentures in an amount exceeding per transaction ½ (half) of the EBITDA (Earnings before Interest, Income Tax, Depreciation and Amortization), as determined in the consolidated financial statements for the fiscal year prior to the respective operation;

(q)	deciding on any association of the Company with third parties that involves individual or aggregate investment over a fiscal year that exceeds the amount in Brazilian Reais equal to Twenty Million U.S. dollars (USD 20,000,000.00) or exceeds the amount corresponding to 1% (one percent) of the Company’s stockholders’ equity at the time, as determined in its most recent balance sheet or quarterly financial statements, whichever is greater; and

(r)	preparing and disclosing a grounded opinion, favorable or contrary to the acceptance of

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any public offering for the acquisition of stocks that have as their purpose the stocks issued by the Company, under the terms of the Novo Mercado Regulations; and

(s)	resolving on any alteration in the Company’s dividend distribution policy.

First Paragraph - In the case of resolutions to be taken by the corporate bodies of companies that are controlled by the Company, or in which the Company elects members of the Board of Directors or Management Board, the Board of Directors will be in charge of guiding the vote of the Company’s managers, in the case of decisions taken at a General Meeting, stockholders’ meeting or equivalent body, or the vote of the managers elected or appointed by the Company for the management bodies of such companies, when the resolution is classified into items (o), (p) and (q) of this Article, calculating the parameters referred to therein based on the most recent balance sheet or quarterly financial statement of the controlled or invested companies.

Second Paragraph - The Board of Directors will approve a policy for transactions with related parties, and may establish specific jurisdictions, duties and procedures for the approval of those transactions.

Section II

Audit Committee and other Auxiliary Management Bodies

ARTICLE 18 - The audit committee, an advisory body attached to the Board of Directors, is composed of at least three (3) members, at least one (1) of whom is an independent director, and at least one (1) must have recognized experience in matters of corporate accounting.

First Paragraph - The same Audit Committee member may accumulate both characteristics referred to in the caption.

Second Paragraph - The Audit Committee’s members, subject to the provisions of Article 20 and Chapter V of these By-laws, must be elected by the Board of Directors and fulfill the applicable independence requirements provided for in the rules of the Brazilian Securities Commission and the New Market Regulation.

Third Paragraph - The activities of the Audit Committee Coordinator are defined in its internal regulations approved by the Board of Directors.

ARTICLE 19 - The Audit Committee’s members will be elected by the Board of Directors for a term of two (2) years, with re-election for successive terms, in accordance with the Audit Committee’s internal regulations.

First Paragraph - During their terms of office, the Audit Committee’s members may only be replaced in the following cases:

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(a)	death or resignation;

(b)	unjustified absence at three (3) consecutive meetings or at six (6) alternate meetings per year; or

(c)	reasoned decision by the Board of Directors.

Second Paragraph - In the event of a vacancy in the position of Audit Committee’s member, the Board of Directors will be responsible for electing the person who will complete the term of the replaced member.

Third Paragraph - Among other matters, the Audit committee is in charge of:

(a)	giving an opinion on the engagement and dismissal of independent auditors;

(b)	evaluating the management report, the financial statements, interim statements and the quarterly information of the Company, making such recommendations as it deems necessary to the Board of Directors;

(c)	monitoring the activities of the Company’s internal audit and internal controls area;

(d)	evaluating and monitoring the Company’s risk exposures;

(e)	evaluating, monitoring and recommending to management the correction or improvement of the Company’s internal policies, including the policy of transactions between related parties; and

(f)	having the means for receiving and handling information about non-compliance with legal provisions and norms applicable to the Company, in addition to internal regulations and codes, including the forecasting of specific procedures for protecting the provider and the confidentiality of information.

ARTICLE 20 - In case the Supervisory Board is convened pursuant to Law 6,404/76 and Chapter V below, the Audit Committee shall retain its powers, respecting the powers granted by law to the Supervisory Board.

ARTICLE 21 - The Board of Directors may establish other Committees, with the composition that it determines, which will have the function of receiving and analyzing information, preparing proposals or making recommendations to the Board of Directors, in their specific areas of activity, as may be established in their internal regulations, to be approved by the Board of Directors.

Sole Paragraph - The members of the Committees created by the Board of Directors shall have the same duties and responsibilities as the managers.

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Section III

Management Board

ARTICLE 22 - The Management Board will be composed of at least two (2) and at most fourteen (14) members, stockholders or not, residents in the country, elected and removable by the Board of Directors, with one (1) necessarily indicated for the position of Chief Executive Officer and one (1) necessarily indicated for the position of Investor Relations Officer and the other Vice Presidents and Officers.

Sole Paragraph - The term of management of the members of the Management Board is 2 (two) years, and reelection is allowed.

ARTICLE 23 - The Officers shall exercise the general functions described in these By-Laws and those that are assigned to them by the Board of Directors, maintaining mutual collaboration and assisting each other in the exercise of their positions and functions.

First Paragraph - The duties and specific designations of each one of the Officers will be defined by the Board of Directors.

Second Paragraph - In the cases of temporary or definitive vacancy, absence, license, prevention or removal, the Officers will substitute each other as follows:

(a)	in the event of the absence or temporary prevention of the Chief Executive Officer, the Chief Executive Officer shall appoint a person to replace him and, in the event of a vacancy, the Board of Directors shall elect a replacement within thirty (30) days, who shall complete the term of office of the replaced Chief Executive Officer;

(b)	in case of absence or temporary prevention of the other Officers, they shall be replaced by the Chief Executive Officer and, in case of vacancy, the Board of Directors shall elect a replacement within thirty (30) days, who shall complete the term of office of the replaced Officer.

ARTICLE 24 - The Management Board shall meet when convened by the Chief Executive Officer, or when convened by half of the acting Officers.

Sole Paragraph - The minimum “quorum” for the convening of the meetings of the Management Board is at least 1/3 (one third) of its members in office, and its decisions will be taken by majority vote of those present. In the event of a tie in the resolutions of matters subject to the approval of the Management Board, such matter shall be submitted to the approval of the Board of Directors.

ARTICLE 25 - In addition to the duties and responsibilities that may be assigned to it by the General Meeting and the Board of Directors, the Management Board is responsible, without

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prejudice to other legal duties:

(i)	directing the corporate business and to enforce these By-laws

(ii)	complying with the corporate purpose;

(iii)	approving the plans, programs and general rules of operation, management and control in the interest of the Company’s development, subject to the guidelines established by the Board of Directors;

(iv)	preparing and presenting to the Annual General Meeting a report on the Company’s business activities, including the Balance Sheet and Financial Statements legally required for each fiscal year, as well as the respective opinions of the Supervisory Board, when applicable;

(v)	directing all the Company’s activities, giving them the guidelines established by the Board of Directors and appropriate to the achievement of its objectives

(vi)	proposing investment plans and programs to the Board of Directors;

(vii)	authorizing the opening and closing of branches, agencies, offices, warehouses and/or the establishing delegations, offices and representations anywhere in Brazil or abroad;

(viii)	expressing an opinion on matters on which the Board of Directors may request specific appraisal; and

(ix)	jointly with the Board of Directors, developing and executing the Profit Sharing Plan.

ARTICLE 26 - In particular, the Chief Executive Officer is in charge of:

(a)	planning, coordinating, directing and managing all of the Company’s activities, exercising executive and decision-making functions;

(b)	exercising general supervision of all the Company’s business, coordinating and guiding the activities of the other Executive Officers;

(c)	convening and constituting the meetings of the Management Board;

(d)	coordinating and conducting the process of approval of the annual/multi-annual budget and of the investment and expansion plan with the Board of Directors; and

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(e)	suggesting nominations and respective candidates for positions on the Company’s Management Board and submitting such suggestion for approval by the Board of Directors.

ARTICLE 27 - Any other Officers are responsible for assisting the Chief Executive Officer in all tasks that he assigns to them, carry out the activities relating to the functions that have been granted to them by the Board of Directors and perform all acts necessary for the regular operation of the Company, provided that authorized by the Board of Directors.

ARTICLE 28 - The Officers will represent the Company whether as plaintiff and defendant, both in and out of Court and before third parties, performing and signing all acts that bind the Company.

First Paragraph - In acts of appointing attorneys-in-fact, the Company shall be represented by two (2) Officers, jointly. The powers of attorney on behalf of the Company must contain a validity term, except for those for judicial purposes, in addition to the description of the powers granted, which may encompass any and all acts, including those of a banking nature.

Second Paragraph - For acts implying the acquisition, encumbrance, or disposal of assets, including real estate, as well as the acts of appointing attorneys-in-fact for such practices, the Company must be represented by two (2) Officers or one (1) Officer and one (1) attorney-in-fact, jointly.

Third Paragraph - The Company shall be deemed obliged when represented:

(a)	jointly by two (2) Directors;

(b)	jointly by one Director and one attorney-in-fact, appointed pursuant to these By-laws;

(c)	jointly by two attorneys-in-fact, appointed pursuant to these By-laws; or

(d)	individually, by an attorney-in-fact or by an Officer, in special cases, when so designated in the respective power or attorney and in accordance with the extent of the powers contained therein.

CHAPTER V

SUPERVISORY BOARD

ARTICLE 29 - The Company will have a non-permanent Supervisory Board, composed of three (3) effective members and an equal number of alternates.

First Paragraph - The Supervisory Board will only be convened upon the request of the Company’s stockholder(s), in compliance with the applicable legislation.

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Second Paragraph - The Supervisory Board, if convened, shall approve its internal regulation, which shall establish the general rules of its operation, structure, organization and activities.

Third Paragraph - The investiture of the Supervisory Board members will be subject to the prior signature of the investiture deed, which must contemplate their subjection to the arbitration clause under Article 38.

CHAPTER VI

FISCAL YEAR AND FINANCIAL STATEMENTS

ARTICLE 30 - The fiscal year will end in December 31 of each year, when the balance sheet and the financial statements required by current legislation will be prepared.

ARTICLE 31 - The Company may, at the discretion of the Management Board, prepare quarterly or half-yearly balance sheets.

CHAPTER VII

ALLOCATION OF PROFITS

ARTICLE 32 - Once the balance sheet is prepared, the following rules will be observed regarding the distribution of the result calculated:

(i)	the accumulated losses and the provision for Income Tax will be deducted from the results for the year, before any participation;

(ii)	after deduction of the portions described in item (i) above, an amount to be distributed as participation of the employees and managers in the Company’s results, as determined by the Board of Directors in compliance with the Profit Sharing Plan, under the terms and limits of items "k" and "l" of Article 17 of these By-laws, shall be deducted;

(iii)	the remaining profits will be allocated as follows:

(a)	five percent (5%) for the legal reserve fund until it reaches twenty percent (20%) of the capital stock;

(b)	amounts intended for the constitution of a contingency reserve, if resolved by the General Meeting;

(c)	twenty-five percent (25%) for the payment of the mandatory dividend, in accordance with first paragraph below of these By-laws.

(d)	the profit not used to constitute the reserve under the second

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paragraph of this Article, nor retained pursuant to Article 196 of Law 6,404/76, shall be distributed as additional dividend.

First Paragraph - The mandatory dividend will be calculated and paid according to the following standards:

(a)	the tax basis of the dividend will be the net profit of the fiscal year, less the amounts allocated to the creation of legal reserve and reserves for contingencies, plus the reversal of the reserves of contingencies formed in previous fiscal years;

(b)	the payment of the dividend determined under the terms of the previous item may be limited to the amount of the net profit of the fiscal year that has been realized under the terms of the law, provided that the difference is registered as a reserve of profits to be realized; and

(c)	the profits recorded in the reserve of profits to be realized, when realized and if they have not been absorbed by losses in subsequent fiscal years, must be added to the first dividend declared after the realization.

Second Paragraph - An Expansion Reserve is created, which will have the purpose of ensuring resources to finance additional fixed and current capital investments and will be formed with up to 100% of the net income remaining after the allocations dealt with in lines “a”, “b”, and “c” of item (iii), and the total of this reserve may not exceed the amount of the Company’s capital stock.

Third Paragraph - The Company may distribute, authorized by the Board of Directors, interim dividends, approved by the General Meeting.

Fourth Paragraph - The Company may, by resolution of the Board of Directors and as approved by the General Meeting, pay or credit interest on equity calculated on the Net Equity accounts, observing the rate and limits defined by law.

ARTICLE 33 - The amount of dividends and/or interest on equity will be made available to stockholders within the period to be resolved by the Board of Directors or General Meeting, and may be monetarily restated, as determined by the Board of Directors, subject to the applicable legal provisions.

CHAPTER VIII

LIQUIDATION

ARTICLE 34 - The Company will be liquidated in the legal cases, and the General Meeting will

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be responsible for establishing the manner of liquidation, electing the liquidator and the Supervisory Board that will operate during the liquidation, determining their remuneration.

CHAPTER IX

DISPOSAL OF CONTROLLING INTERESTS

ARTICLE 35 - The direct or indirect disposal of the Company’s controlling interests, whether by means of a single operation or by successive operations, must be contracted under the condition that the purchaser of controlling interests undertakes to make a public offering for the acquisition of stocks subject to the stocks issued by the Company held by the other stockholders, with the due regard to the conditions and terms provided for in the legislation and in the regulations in force and in the Novo Mercado Regulations, so as to ensure them equal treatment to that given to the seller.

CHAPTER X

ACQUISITION OF A RELEVANT STAKE IN THE COMPANY

ARTICLE 36 - Any person, stockholder or Group of Stockholders, who acquires or becomes the holder, by means of a single operation or by successive operations (“Acquiring Stockholder”): (a) of a direct or indirect interest equal to or greater than twenty-five percent (25%) of the total stocks issued by the Company, excluding treasury stocks; or (b) any other stockholders’ rights, including usufruct or trust, over stocks issued by the Company representing a percentage equal to or higher than twenty-five percent (25%) of the total stocks issued by the Company, excluding treasury stocks (“Relevant Holding”), shall conduct a public offering for the acquisition of all stocks issued by the Company or request registration with the CVM and B3, as applicable, within no later than thirty (30) days from the date of the last transaction that resulted in the attainment of the Relevant Shareholding, with the following minimum requirements, observing the provisions of the applicable regulations of the CVM, the regulations of B3 and the terms of this Article (“Public Offering of Stocks”):

I. be directed indistinctively to all the Company’s stockholders for the acquisition of all the stocks issued by the Company;

II. the price offered must correspond to at least the highest value between: (i) the Economic Value determined in an appraisal report; (ii) the highest price paid by the Acquiring Stockholder in the twelve (12) months prior to the acquisition of the Relevant Holding; and (iii) 125% of the weighted average unit price of the Company’s stocks during the period of one hundred and twenty (120) trading sessions prior to the Public Offering of Stocks; and

III. be carried out in an auction to be held at B3.

First Paragraph - The execution of the Public Offering of Stocks mentioned in the caption of this Article shall not exclude the possibility of another person or stockholder, formulating a

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concurrent Public Offering of Stocks, under the applicable regulation.

Second Paragraph - The obligations contained in Article 254-A of Law 6,404/76 and in Article 35 of these By-laws do not exclude the Acquiring Stockholder from complying with the obligations contained in this Article.

Third Paragraph - The Acquiring Stockholder shall be obliged to meet any ordinary requests or the requirements of CVM and B3 relating to the Public Offering of Stocks, within the maximum terms prescribed in the applicable regulation.

Fourth Paragraph - The obligation to carry out a Public Offering of Stocks under this Article 36 does not apply in the event of a person, stockholder or Group of Stockholders becoming the holder of stocks issued by the Company if the attainment of the Relevant Holding results from: (a) of corporate operations of merger, amalgamation or inCompany of stocks involving the Company, (b) in the case of acquisition, via private capital increase or subscription of stocks held in a primary offering by those with preemptive rights, or also, in the case of acquisition, via private capital increase or subscription of stocks held in a primary offering, due to the amount not having been fully subscribed by those with preemptive rights or that did not have a sufficient number of interested parties in the respective distribution; and (c) in the cases of public offerings for distribution of stocks (including public offerings of restricted efforts).

Fifth Paragraph - For the purposes of calculating the percentage of Relevant Holding, involuntary shareholding increases resulting from the cancellation of treasury stocks, the repurchase of stocks or the reduction of the Company’s capital stock with the cancellation of stocks will not be computed.

Sixth Paragraph - For the purposes of the provisions in this Article 36, the following terms shall have the meanings defined below:

“Group of Stockholders” means a group of persons: (i) bound by voting agreement (including, without limitation, any natural or legal person, investment fund, joint-ownership, securities portfolio, universality of rights, or other form of organization, resident, domiciled or headquartered in Brazil or abroad), either directly or through controlled companies, controlling companies or companies under common control; or (ii) among which there is a control relationship; or (iii) under common control; or (iv) acting representing a common interest. Examples of persons representing a common interest include: (a) a person holding, directly or indirectly, an equity interest equal to or greater than fifteen percent (15%) of the capital stock of the other person; and (b) two persons having a third common investor that holds, directly or indirectly, an equity interest equal to or greater than fifteen percent (15%) of the capital stock of each of the two persons. Any joint ventures, investment funds or clubs, foundations, associations, trusts, joint-ownerships, cooperatives, consortiums, securities portfolios, universality of rights, or any other forms of organization or undertaking, appointed in Brazil or abroad, will be considered part of a same Group of Stockholders, whenever two or more among such entities are: (c)

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administered or managed by the same legal entity or by parties related to the same legal entity; or (d) have in common the majority of their managers, provided that, in the case of investment funds with a common manager, only those whose decision on the exercise of votes in General Meetings, under the terms of the respective regulations, is the responsibility of the manager, on a discretionary basis, shall be considered as members of a Stockholders Group.

“Economic Value” means the value of the Company and its stocks that may be determined by a first-tier financial institution with operations in Brazil, by using the discounted cash flow method.

ARTICLE 37 - The Public Offering of Stocks under Article 36 above may be waived with by the General Meeting subject to the terms below.

First Paragraph - The General Meeting must be convened on first call with the presence of stockholders representing at least two-thirds (2/3) of the total outstanding stocks.

Second Paragraph - If the quorum of First Paragraph is not reached, the General Meeting may be convened on second call, with the presence of any number of stockholders holding outstanding stocks.

Third Paragraph - The resolution on the waiver of the public offering of stocks must occur by the majority of votes of the holders of outstanding stocks present at the General Meeting, excluding the votes of the Acquiring Stockholder.

CHAPTER XI

FINAL PROVISIONS

ARTICLE 38 - The Company, its stockholders, managers, members of the Supervisory Board, effective and substitute, if any, are obliged to resolve through arbitration, before the Market Arbitration Chamber, under its regulation, any controversy that may arise between them, related to or arising from its condition as issuer, stockholders, managers, and members of the Supervisory Board, in particular arising from the provisions contained in Law No. 6,385, of December 7, 1976, in Law 6,404/76, in the Company’s By-laws, in the rules edited by the National Monetary Council, the Central Bank of Brazil and the Brazilian Securities Commission, as well as in the other rules applicable to the operation of the capital market in general, in addition to those contained in the Novo Mercado Regulations, in the other regulations of B3 and in the Novo Mercado Participation Agreement.

ARTICLE 39 - The Company shall indemnify and hold harmless its managers, members of statutory committees, tax advisors and other employees who exercise the management position or function in the Company, in the event of any damage or loss effectively suffered by such persons due to the regular exercise of their functions in the Company, even if the beneficiary no longer exercises the position or function for which he was elected or exercised in the Company and/or any of its controlled or affiliated companies (“Beneficiaries”).

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First Paragraph - The indemnity shall only be due after the use and only in supplemental character to any civil liability insurance coverage granted by the Company and/or any of its controlled or affiliated companies (“D&O Insurance”). The payments to be made by the Company shall correspond to the excess of the amount covered by the D&O Insurance and observed the limits provided in the indemnity agreement to be entered into between the Company and the Beneficiary, as referred to in fourth paragraph below (“Indemnity Agreement”).

Second Paragraph - The Indemnity Agreement may establish exception situations in which the Company makes advances to the Beneficiaries, provided that the payment of such advances is previously approved by the Board of Directors and the D&O Insurance is activated before the payment of the advance by the Company.

Third Paragraph - Without prejudice to other situations provided for in the Indemnity Agreement, acts performed outside the exercise of the Beneficiaries’ duties, in disagreement with the applicable legislation, regulations or administrative decisions, the By-laws and the policies and codes, performed outside the normal course of business, with bad faith, willful misconduct, gross negligence or fraud, in their own interest or in the interest of third parties or in prejudice to the corporate interest, will not be subject to indemnity. If any Beneficiary is convicted, by a final and non-appealable court decision, or a final decision of any regulator or governmental body having jurisdiction, due to an act not subject to indemnity, he/she shall reimburse the Company for all costs and expenses that have been effectively paid or, as the case may be, anticipated to the Beneficiary, as a result of the obligation undertaken under the caption of this Article, under the Indemnity Agreement.

Fourth Paragraph - The conditions of the indemnity under this Article shall guarantee the independence of decisions and ensure the best interest of the Company and shall be determined in the Indemnity Agreement to be approved by the Board of Directors and entered into between the Company and each of the Beneficiaries.

ARTICLE 40 - The values in U.S. dollars mentioned in these By-Laws shall be used exclusively as a reference base for inflation adjustment and shall be converted into Brazilian Reais at the closing sales rate of the U.S. dollar, disclosed by the Central Bank of Brazil.

ARTICLE 41 - The matters not expressly covered herein shall be resolved in accordance with the laws and regulations in force, including the New Market Regulation.

***

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SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: September 19, 2023	By: /s/ Marcelo Pimentel
	Name:	Marcelo Pimentel
	Title:	Chief Executive Officer

By: /s/ Rafael Sirotsky Russowsky
	Name:	Rafael Sirotsky Russowsky
	Title:	Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.